Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 9 DATED SEPTEMBER 5, 2012

TO THE PROSPECTUS DATED APRIL 16, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012 and Supplement No. 8 dated August 15, 2012.  The purpose of this Supplement No. 9 is to disclose:

•                  the status of our initial public offering.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

We raised total gross proceeds of $50.6 million during August 2012 and as of August 31, 2012, since inception, we raised total gross proceeds of $412.4 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc.

As of August 31, 2012, we received and accepted subscriptions in our offering for an aggregate of 38,724,247 shares, or $385.6 million, including 507,981 shares or $4.6 million sold to NorthStar Realty Finance Corp. pursuant to our distribution support agreement. As of August 31, 2012, 71,802,069 shares remained available for sale under our offering. Our primary offering is expected to terminate on or before July 19, 2013, unless extended by our board of directors as permitted under applicable law and regulations.